InBev

RECEIVED

2004 OCT 18 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

04045473

By courier

Leuven, 12 October 2004

Dear Madam,

SUPPL

InBev SA

Subject: ~~Interbrew S.A. (th~~e "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
OCT 18 2004
THOMSON FINANCIAL

dlo 10/18

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release

InBev

Brussels, October 12, 2004

Following the announcement concerning the mandatory tender offer published by InBev on September 2, 2004, InBev, having reviewed the CVM requirements, would like to inform the market of the proposed terms of the MTO.

InBev SA/NV, a corporation incorporated under the laws of the Kingdom of Belgium, with its headquarters at Vaartstraat, 94, Leuven ("InBev"), filed on September 8, 2004 with Comissão de Valores Mobiliários ("CVM"), its request for approval of the terms and conditions of the mandatory tender offer ("MTO") resulting from the combination with Companhia de Bebidas das Américas – AmBev ("AmBev"), as required by article 254-A of the Brazilian Corporation Law.

After reviewing the requirements made by the CVM on the proposed terms of the MTO, InBev has decided to carry out the MTO by providing two alternative payment options to shareholders that tender their common shares in the MTO auction.

The first option will provide for payment in shares of InBev. Accordingly, shareholders that elect to be paid in shares will be entitled to receive shares of InBev for such common shares of AmBev tendered by them at the MTO auction. The applicable exchange ratio will be 80% of the exchange ratio applied to the former controlling shareholders of AmBev pursuant to their agreement with InBev, and disclosed to the market on September 2, 2004. The shares of InBev will trade solely on Euronext Brussels, will not be registered with CVM or the Brazilian stock exchanges and will be delivered to the AmBev common shareholders that elect to receive shares of InBev after the completion of all necessary procedures under applicable laws, including the receipt of corporate and regulatory approvals. Complete and detailed terms relating to this option will be disclosed in the MTO auction notice (Edital) to be published in Brazil.

The second option will provide for payment in cash. Shareholders that elect to receive a cash payment will be entitled to receive an amount in Brazilian Reais equivalent to EUR 353,28 for each thousand of common shares of AmBev. Such amount will be converted into Reais according to exchange rates prevailing on the auction date, in accordance with the press release published by InBev on September 2, 2004.

In due course, InBev will file at CVM a revised draft of the tender offer according to the terms mentioned above.